UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated August 27, 2014

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Turkcell Plaza
Mesrutiyet Caddesi No. 71
34430 Tepebasi
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated August 27, 2014 announcing the sale of Turkcell’s shares in A-Tel.

Istanbul, August 27, 2014

Announcement Regarding the Sale of Our Shares in A-Tel

Subject: Statement made pursuant to Communique II-15.1 of the Capital Markets Board

The Board of Directors of our Company convened on 26 August 2014 with the participation of all of the independent members and the following was resolved with the unanimous votes of members attending:

All of our shares with a nominal value of TRY 7,000,000 in A-Tel Pazarlama ve Servis Hizmetleri A.Ş. (“A-Tel”), in which we hold 50%, is sold to Bereket Holding A.Ş. (“Bereket Holding”), the other shareholder of A-Tel, for a total consideration of TRY 31,025,012 as per the Share Sale Agreement dated August 27, 2014.

Further, simultaneously with the Share Sale Agreement, a Settlement Protocol dated August 27, 2014 was signed with Bereket Holding. As per this protocol, it has been agreed that our Company would pay A-Tel a compensation of TRY 30,427,897 and the lawsuit, which was publicly disclosed, filed by Savings Deposit Insurance Fund (TMSF) against our Company with a claim of TRY 131,880,000 and then assigned to Bereket Holding shall be withdrawn along with another related lawsuit.

A provision in relation to A-Tel at the amount of TRY 34,375,000 (before tax) was booked on our consolidated financial statements as at 31 December 2012. It is anticipated that this sale transaction will have an approximately TRY 24 million positive impact on our net consolidated profit for the period ending 30 September 2014. This amount is calculated after the impact of the decrease in the provision for compensation, our share of profit from A-Tel’s net income and current and deferred tax of transactions are deducted.

According to the 5th and 6th articles of the Capital Markets Board “Communiqué Regarding Common Terms On Material Transactions And Right To Exit” with the number II-23.1, this sale transaction does not fall within the category of “Material Transaction”* defined therein.

In compliance with the related regulations, the disclosure of this Board of Directors decision was postponed until the Share Sale Agreement and Settlement Protocol would be simultaneously signed. This postponement was agreed upon at the Board of Directors with the underlying reason that disclosure of such at this stage may mislead the investors and also may adversely affect the rights and interests of our Company.

Board of Directors’ decision date regarding the sale	:	26.08.2014
Name of the financial asset sold	:	A-Tel Pazarlama ve Servis Hizmetleri A.Ş.
Field of activity of the financial asset sold	:
Sale, purchase, export, import, marketing and after sale services for various of electronic communication devices and their replacement parts within the area of telecommunication, media, publication, multimedia, internet, voice and data communication

Capital of the financial asset sold	:	Capital: TRY 14,000,000, Paid in Capital: TRY 14,000,000
Date of the completion of the transaction / date the transaction will be completed at	:	27.08.2014

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Conditions of the sale	:	The compensation as per Settlement Protocol will be offset against the sales amount and the remaining balance will be received in full and in cash.
Nominal value of the shares sold	:	TRY 7,000,000
Sale price per share	:	TRY 4.4321446
Total amount	:	TRY 31,025,012
The ratio of shares sold to the share capital of financial asset (%)	:	50%
Shareholding in the financial asset following the sale (%)	:	0%
The ratio of voting rights to the total voting rights of financial asset following the sale (%)	:	0%
The ratio of the financial asset sold to its total assets in its last financial statements (%)	:	0.2%
Impact on the operations of the Parent Company	:	The parent-subsidiary relationship will be ceased.
Profit / loss from the sale	:	Total sales amount which is TRY 31,025,012 is approximately TRY 1 million lower than the carrying value as per IFRS
Use of sale profit, if any	:	-
Board Decision regarding the intended use of sale profit, if any	:	-
Buyer company	:	Bereket Holding A.Ş.**
Nature of relationship with the buyer company	:	The other existing shareholder of the financial asset sold
The valuation method of the financial asset	:	Adjusted net asset valuation methodology has been applied (Reference is the Valuation Report as at 30 June 2014 undertaken by Ernst Young Kurumsal Finansman Danışmanlık A.Ş.)
Is there any valuation report?	:	Yes
If there is not any valuation report, why?	:	-
The amount indicated in the valuation report	:	TRY 31,025,012 (corresponding to 50%)
If the transaction is not undertaken in accordance with the results in the valuation report, why?	:	-

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*Relevant calculations are as follows:

 a) The ratio of carrying value of the financial asset subject to the sale transaction to its total assets as per the latest financial statements (financial statements for the period ended at 30 June 2014) disclosed to the public: 0.2% with a  carrying value of TRY 47,156 thousand and total assets of TRY 21,740,126 thousand.

b) The ratio of transaction value to the market value calculated by taking daily adjusted weighted average price of shares over the previous 6-month period prior to date of the Board of Directors’ decision: The market value by taking the adjusted weighted average price of shares over the previous 6-month period prior to the Board of Directors’ decision dated 26 August 2014 is TRY 27,289,417 thousand and the sale transaction amount is TRY 31,025 thousand. Accordingly, the ratio is 0.1%.

c) The contribution of the asset that is to be transferred or leased or created a right in rem to the total revenue and the ratio of this amount to the total sales as per the financial statements as at 31 December 2013. The revenue contribution is TRY 0 and the total sales is TRY 11,407,887 thousand. Accordingly, the ratio is 0%.

**Formerly named as Bilgin Holding A.Ş.

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

You can follow us on twitter at http://twitter.com/TurkcellNews or visit our website www.turkcell.com.tr

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: August 27, 2014	By:	/s/ Murat Dogan Erden
	Name:	Murat Dogan Erden
	Title:	Chief Financial Officer

TURKCELL ILETISIM HIZMETLERI A.S.

Date: August 27, 2014	By:	/s/ Nihat Narin
	Name:	Nihat Narin
	Title:	Investor Relations Director